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                                       __________________________
                                             SEC FILE NUMBER
                                       __________________________
                                               CUSIP NUMBER
                                       __________________________
                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
(Check One): [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q [ ] Form N-SAR CUSIP NUMBER

          For Period Ended:  12/31/96
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended: ______________________
_________________________________________________________________

     Read Instruction (on back page) Before Preparing Form.
Please Print or Type.
Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
_________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________

PART I - REGISTRANT INFORMATION

     Advanced Medical, Inc.
_________________________________________________________________
Full Name of Registrant


_________________________________________________________________
Former Name if Applicable

     10221 Wateridge Circle
_________________________________________________________________
Address of Principal Executive Office (Street and Number)

     San Diego, CA  92121
_________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On November 26, 1996, Advanced Medical, Inc. (the "Company"), through a wholly-owned subsidiary completed a major acquisition. In connection with the acquisition, the Company terminated certain of its indebtedness and incurred certain other indebtedness. As a result of such transactions, it was necessary for the Company to complete an analysis of (i) the allocation of the purchase price for the assets acquired and liabilities assumed with respect to the acquisition, (ii) the consolidation of the results of operations of the entity acquired by the Company along with those of the Company and (iii) the effects of the termination of certain indebtedness and the incurrence of other indebtedness. Such analysis created a delay in the preparation of the Company's financial statements, which delay could not be avoided or eliminated without unreasonable effort or expense.

                                  (Attach Extra Sheets if Needed)
                                                  SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
          Robert Matthews          (619)          458-7000
     ________________________   ___________  __________________
              (Name)            (Area Code)  (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange Act of 1934 or Section 30
     of the Investment Company Act of 1940 during the preceding
     12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is
     no, identify report(s).       [X] Yes   [ ] No
     _________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                   [X] Yes   [ ] No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's results of operations for the year ended December 31, 1996, will differ significantly from the results of operations for the prior year. This change arises from (i) the allocation of the purchase price for the assets acquired and liabilities assumed with respect to the acquisition, (ii) the consolidation of the results of operations of the entity acquired by the Company along with those of the Company and (iii) the effects of the termination of certain indebtedness and the incurrence of other indebtedness by the Company. At the time of this filing, the effects on the Company's results of operations had not yet been finalized.

_________________________________________________________________

                     Advanced Medical, Inc.
     _______________________________________________________
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

          4/1/97                        /s/William J. Mercer
Date _____________________    By _______________________________

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-------------------------ATTENTION-------------------------------
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).
_________________________________________________________________

                      GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange ct of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section
     232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).